Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 2 to Registration Statement No. 333-181855 on Form S-1 of our report dated April 23, 2012, relating to the consolidated financial statements of iWatt Inc. and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph relating to a change in the method of accounting for preferred stock warrants upon adoption of new accounting guidance established by the Financial Accounting Standards Board) appearing in the Prospectus, which is a part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

August 5, 2012